AB 10/4



07008223

SE(... MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 043182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redwood Securites Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 520
(No. and Street)

San Francisco (City) California (State) 94108-2408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aditya Mukerji (415) 352-3710
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
OCT 05 2007
THOMSON FINANCIAL

SEC Mail Processing Section RECEIVED SEP 28 2007 Wash., DC 160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/4

OATH OR AFFIRMATION

I, Aditya Mukerji, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Securities Group, Inc., as of June 30, 2007, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and ~~sworn (or~~ affirmed) to before me this 24 day of July, 2007

Notary Public

Signature

President, C.E.O.

Title


G. S. FULLER
COMM. #1568336
Notary Public - California
San Francisco County
My Comm. Expires Apr. 22, 2009
NR01
NR01

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Stockholders of
Redwood Securities Group, Inc.

We have audited the accompanying statement of financial condition of Redwood Securities Group, Inc. (a California Corporation) as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwood Securities Group, Inc. as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 27, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Redwood Securities Group, Inc.
Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$ 72,069
Deposits held at clearing organization	156,486
Commissions receivable	11,093
Employee/Officer advances	23,191
Furniture, equipment and leasehold improvement, net	31,471
Secured demand notes, collateralized by cash	113,796
Total assets	$ 408,107

Liabilities and Stockholders' Equity

Liabilities

Accounts payable & accrued expense	$ 24,318
Payable to clearing firm	182,894
Payable to officer	6,518
Liabilities subordinated to claims of general creditors	52,125
Total liabilities	265,855

Stockholders' equity

Non-voting common stock, $1 par value, 300,000 shares authorized, 237,580 shares issued and outstanding	237,580
Voting common stock, $ 1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid-in capital	813,717
Accumulated deficit	(1,009,045)
Total stockholders' equity	142,252
Total liabilities and stockholders' equity	$ 408,107

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Operations
For the year ended June 30, 2007

Revenue	
Commissions	$ 719,892
Consulting and advisory fees	48,650
Syndicate underwriting and placement fees	187,171
Interest	12,661
Rental income	116,300
Total revenue	1,084,674
Expenses	
Employee compensation and benefits	610,679
Commissions and floor brokerage	73,084
Occupancy	267,026
Communications	41,422
Professional fees and services	134,177
Interest	7,625
Other operating expenses	146,848
Total expenses	1,280,861
Net income (loss) before income tax provision	(196,187)
Income tax provision	66,310
Net income (loss)	$ (262,497)

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Changes in Stockholders' Capital
For the year ended June 30, 2007

	Common Stock		Additional Paid-In	Accumulated	
	Non-Voting	Voting	Capital	deficit	Total
Balance at June 30, 2006	$ 237,580	$ 100,000	$ 631,095	$ (748,548)	$ 222,127
Receipt of additional paid-in capital	-	-	182,622	-	182,622
Net income (loss)	-	-	-	(262,497)	(262,497)
Balance at June 30, 2007	$ 237,580	$ 100,000	$ 813,717	$ (1,009,045)	$ 142,252

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the year ended June 30, 2007

	Subordinated debt
Balance at June 30, 2006	$ 52,125
Additions (Reductions)	(52,125)
Balance at June 30, 2007	$ 0

The accompanying notes are an integral part of these financial statements.

Redwood Securities Group, Inc.
Statement of Cash Flows
For the year ended June 30, 2007

Cash flows from operating activities:		
Net income (loss)		$ (262,497)
Adjustments to reconcile net income to net cash used in (provided by) operating activities:		
Depreciation	$ 13,705	
(Increase) decrease in:		
Commissions receivable	(11,093)	
Deposits held at clearing organization	(56,487)	
Employee/Officer advances	21,696	
Prepaid expense	2,558	
Other assets	66,310	
(Decrease) increase in:		
Accounts payable & accrued expense	(9,884)	
Payable to clearing organization	77,056	
Total adjustments		103,861
Net cash and cash equivalents used in (provided by) operating activities		(158,636)
Cash flows from investing activities:		
Purchase of furniture and equipment	(4,971)	
Purchase of secured demand notes	(2,873)	
Net cash and cash equivalents used in (provided by) investing activities		(7,844)
Cash flows from financing activities:		
Proceeds from issuance of paid-in capital	182,622	
Net cash and cash equivalents used in (provided by) financing activities		182,622
Net increase (decrease) in cash and cash equivalents		16,142
Cash and cash equivalents at beginning of year		55,927
Cash and cash equivalents at end of year		$ 72,069
Supplemental disclosure of cash flow information:		
Cash paid during the period ended June 30, 2007		
Interest		$ 7,625
Income taxes		$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Redwood Securities Group, Inc. (the "Company") was originally incorporated in the state of California in October 1990 under the name Redwood Capital Markets, Inc. to operate as an introducing broker. On October 20, 1991 the Company changed its name to Redwood Securities Group, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis, generally the third business day after the trade date, which does not materially differ from recording these transaction on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. When applicable, securities owned and marketable securities sold short are held principally for resale to customers and are considered to be an operating activity.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are expensed as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment, and leasehold improvements are depreciated over their estimated useful lives of five (5) years by the straight line method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from clearing brokers for commissions earned on securities purchased and sold by customers of the Company, and amounts receivable from regulated investment companies for distribution activities.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposits of $156,486 with two clearing brokers as security for the transactions it conducts through them. Interest is paid or accrued monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: SECURED DEMAND NOTES

The Company holds secured demand notes at June 30, 2007 from two of its principal shareholders. The notes are collateralized by interest bearing cash accounts totaling $113,796, including accrued interest. Interest is earned and credited monthly at the rate of 2.15%.

Redwood Securities Group, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2007

Note 5: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$ 110,029	5
Computers and software	45,595	5
Leasehold improvements	14,574	5
Subtotal	170,198	
Less: accumulated depreciation	(138,727)	
Automobile, furniture, equipment and leaseholds, net	$ 31,471	

Depreciation expense for the year ended June 30, 2007 was $13,705.

Note 6: INCOME TAXES

The Company has available at June 30, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset approximately of $131,735 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 26,159	2023
88,893	2024
393,885	2025
173,107	2026
196,187	2027
$ 878,231	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized. Thus, no amount is reflected under assets on the Statement of Financial Condition.

Note 7: INCOME TAX PROVISION

The income tax provision of $66,310 on the Statement of Operations represents the elimination of an income tax benefit asset. The Company considered it more likely than not that this asset would not be realized.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company maintains office space in San Francisco and Los Angeles. Rent expense for the combined locations totaled $267,026 for the year ended June 30, 2007. Space in the Los Angeles office is being partially subleased on a month to month basis, currently at the rate of $7,000 per month. The sublease rental income totaled $116,300 for the year ended June 30, 2007 and is reflected in the revenue section of the Statement of Income.

Future minimum lease payments under the leases are as follows:

Year ended June 30	Amount
2008	$ 272,574
2009	184,848
2010	61,824
2011 & thereafter	-
Total	$ 519,246

Note 9: LEGAL

The Company is currently the subject of a regulatory action brought by the Financial Industry Regulatory Authority ("FINRA", formerly the NASD) alleging six causes of action against the Company. Among the causes of action filed are: failure to file accurate FOCUS reports for various periods from November 2004 through February 2005; failure to maintain accurate books and records; failure to file timely audit and FOCUS report on one occasion in 2005; and failure to employ and register a Financial and Operations Principal. The FINRA seeks imposition of monetary and other sanctions, as well an award of costs of the disciplinary proceedings. The amounts of monetary sanctions sought are unspecified by the FINRA complaint. On March 19, 2007 the Company's independent counsel filed an Answer to the Complaint, denying its allegations.

An administrative hearing has been set for September 2007. Company counsel plans to vigorously defend against these complaints at the scheduled hearing, if no resolution is achieved beforehand through settlement discussions. An estimate of potential loss cannot be made with any certainty should the Company receive an unfavorable outcome from these proceedings. Management believes the Company has adequate resources to respond to any monetary sanctions imposed.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Redwood Securities Group, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2007

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company had net capital of $85,547, which was $60,547 in excess of its required net capital of $25,000 and the Company's ratio of aggregate indebtedness ($265,855) to net capital was 3.11 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $28,618 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 56,929
Adjustments:		
Accumulated deficit adjustment	$ (12,047)	
Accounts payable adjustment	42,222	
Interest accrual adjustment	486	
Haircuts - money market accounts	(2,043)	
Total adjustments		28,618
Net capital per audited statements		$ 85,547

Redwood Securities Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2007

Computation of net capital		
Stockholders' equity		
Non-voting common stock	$ 237,580	
Voting common stock	100,000	
Additional paid-in capital	865,842	
Accumulated deficit	(1,061,170)	
Total stockholders' equity		$ 142,252
Less:		
Haircuts on money market accounts	(2,043)	
Non-allowable assets		
Employee advances	(23,191)	
Furniture, equipment and leasehold, net	(31,471)	
Total non-allowable assets	(54,662)	
Net adjustments to capital	(56,705)	
Net capital		85,547
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 17,706	
Minimum dollar net capital required	25,000	
Net capital required (greater of above)		25,000
Excess net capital		$ 60,547
Percentage of aggregate indebtedness to net capital	3.11:1	

There was a $28,618 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2007. See Note 12.

See independent auditor's report.

Redwood Securities Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2007

A computation of reserve requirements is not applicable to Redwood Securities Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Redwood Securities Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2007

Information relating to possession or control requirements is not applicable to Redwood Securities Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Redwood Securities Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Redwood Securities Group, Inc.:

In planning and performing our audit of the financial statements of Redwood Securities Group, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 27, 2007

END